Shareholder Rebuttal to the Praxair Opposition Statement
Regarding Say on Political Contributions Proposal

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  Praxair, Inc.
NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc. Funded Pension Plan
ADDRESS OF PERSON RELYING ON EXEMPTION: 43 Saint John Street, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholders encourage a “yes” vote for item # 4 – “Shareholder Proposal Regarding Electioneering Policies and Contributions”

Dear Praxair Shareholder:

As the filer of the proposal, the NorthStar Asset Management, Inc. Funded Pension Plan (the “Proponent”) wishes to inform you that, contrary to Management’s opposition statement, we believe the key issue raised by the proposal is the need for shareholder oversight to address the risks to our company posed by Praxair’s political contributions to politicians who actively work to enact public policies inconsistent with our Company’s stated values.

From our perspective as the Proponent, the core provisions of the proposal are an annual shareholder vote on the company’s political spending, and an annual report provided to shareholders that evaluates Management’s intended contributions as compared to the Company’s stated values. The proponent believes that shareholders would benefit from receiving the management’s analysis of whether our company’s political spending, including any contributions to advertising campaigns or so-called SuperPACS, is congruent with our company’s values. The proposal requests such an analysis.

In addition, current Company practices do not allow for shareholder pre-approval of these contributions.  This lack of oversight increases the risks to shareholder value, because, in the opinion of the Proponent, the Company’s PAC, at least, has a history of making contributions that violate our Company’s stated values. A vote on anticipated political gifts in advance of these contributions will provide shareholders with the opportunity to weigh in on potentially harmful contributions made in company name which impact both company name and shareholder value.

At Praxair, company executives decide where Company and political action committee (PAC) contributions will be sent.  In the opinion of the Proponent, unfortunately, many of those  decisions appear to have reflected the personal values of the management team, rather than the expressed values of Praxair.  The Proponent believes that corporate and PAC contributions given by Praxair must reflect the stated company values as defined by the corporation. The Proponent views these values to be illustrated by the Company’s nondiscrimination policies, such as its webpage devoted to “Corporate Responsibility: Diversity,” as well as public commitments regarding environmental stewardship, climate change, and sustainable development.  In a time of increased scrutiny of corporate political contributions, fiduciaries and direct shareholders have an obligation to review these contributions to determine whether management has accurately interpreted the business interests of Praxair (broadly defined to include aforementioned expressed corporate values and policies), and whether such contributions will enhance shareholder value.

Despite our Company’s publically stated values, Praxair PAC (PX PAC) continues to provide financial support to politicians and committees that work contrary to Praxair corporate environmental and nondiscrimination goals.  The following is a short list of some of the most egregious PX PAC contributions:

•
Joel Barton (2006-2010 support): $7,000. Mr. Barton voted AGAINST the repeal of Don’t Ask/Don’t Tell, hate crimes legislation, and the American Clean Energy and Security Act of 2009 (H.R. 2454) and FOR initiatives to deregulate greenhouse gases (H.R. 910);

•
Judy Biggert (1999-2010 support): $11,000. Ms. Biggert actively voted against the American Clean Energy and Security Act of 2009 (H.R. 2454) and FOR initiatives to deregulate greenhouse gases (H.R. 910);

•
John Boehner (2008-2010 support): $5,500. Mr. Boehner voted against the American Clean Energy and Security Act of 2009 (H.R. 2454), as well as against the repeal of Don’t Ask/Don’t Tell and hate crimes legislation;

•
David Camp (2008-2010 support): $10,000. Mr. Camp failed to support hate crimes legislation and the repeal of Don’t Ask/Don’t Tell, voted against the American Clean Energy and Security Act and FOR greenhouse gas deregulation;

•
Jon Kyl (2008-2010 support): $10,000. Mr. Kyl voted in favor of the Marriage Protection Amendment which sought to limit marriage in the United States to unions of one man and one woman, thereby creating a constitutional amendment which would discriminate against those in same-sex relationships. He also voted against the repeal of Don’t Ask/Don’t Tell.

•	James Matheson (2008-2009 support): $7,500. Mr. Matheson voted against the American Clean Energy and Security Act;
•	David Vitter (2004, 2010 support): $3,500. Mr. Vitter was a co-sponsor of the Marriage Protection Amendment, and also voted against the repeal of Don’t Ask/Don’t Tell.

The Proponent contends that all electioneering contributions bearing our company’s name that are incongruent with the company’s stated values may negatively impact brand image and shareholder value. As many of the Company’s political contributions appear inconsistent with company’s public policy stances, the Proponent is concerned about the potentially negative ramifications of these contributions.

The Proponent supports Management’s statement that “Praxair participates in the U.S. political process solely to ensure that its interests as a leading industrial company, and as a large employer, are appropriately represented,” and believe that Praxair shareholders stand to benefit from such contributions ONLY if the contributions reflect a full incorporation of publically stated Corporate values.

In summary, Praxair completely fails to address the very real issues, risks, and concerns that have been raised in this Proposal—specifically, that shareholders have a genuine and legitimate issue with Praxair’s actual political contributions.

NorthStar Asset Management, Inc.

Date: April 6, 2012	By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, the proponent.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on question number 4 following the instruction provided on the on the management’s proxy mailing.